UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 29, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-178960).

This Form 6-K consists of the legal opinions which appear below.

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

February 29, 2012

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”), of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 200,6 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated February 14, 2012 relating to the Buffered Return Optimization Securities, the Product Supplement dated January 25, 2012 relating to the Contingent-Return Optimization Securities, the Product Supplement dated January 30, 2012 relating to the Return Optimization Securities, the Product Supplement dated January 31, 2012 relating to the Contingent Absolute Return Autocallable Optimization Securities, the Pricing Supplement dated February 24, 2012 relating to the GDX Securities (as defined in Annex A hereto), the Pricing Supplement dated February 24, 2012 relating to the SPX CROS Securities (as defined in Annex A hereto), the Pricing Supplement dated February 24, 2012 relating to the SPX ROS Securities (as defined in Annex A hereto), the Pricing Supplement dated February 27, 2012 relating to the HGX Securities (as defined in Annex A hereto) and the Pricing Supplement dated February 27, 2012 relating to the ANR Securities, the BA Securities, the HIG Securities, the IP Securities and the WFC Securities (each as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated February 29, 2012 representing the GDX Securities, (d) the Global Security dated February 29, 2012 representing the SPX CROS Securities, (e) the Global Security dated February 29, 2012 representing the SPX ROS Securities, (f) the Global Security dated February 29, 2012 representing the HGX Securities, (g) the Global Security dated February 29, 2012 representing the ANR Securities, (h) the Global Security dated February 29, 2012 representing the BA Securities, (i) the Global Security dated February 29, 2012 representing the HIG Securities, (j) the Global Security dated February 29, 2012 representing the IP Securities, (k) the Global Security dated February 29, 2012 representing the WFC Securities, (l) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (m) the Officers’ Certificate dated January 27, 2009, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (m) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

September 30,
Title of Securities	Aggregate Principal Amount
Buffered Return Optimization Securities due February 28, 2014 (Linked to the performance of the shares of the Market Vectors Gold Miners ETF) (the “GDX Securities”)	$4,042,400.00
Contingent Return Optimization Securities due February 28, 2014 (Linked to the performance of the S&P 500® Index) (the “SPX CROS Securities”)	$12,033,250.00
Return Optimization Securities due March 28, 2014 (Linked to the performance of the S&P 500® Index) (the “SPX ROS Securities”)	$4,024,840.00
Return Optimization Securities due February 27, 2015 (Linked to the performance of the PHLX Housing SectorSM Index) (the “HGX Securities”)	$4,661,340.00
Contingent Absolute Return Autocallable Optimization Securities due March 6, 2013 (Linked to the performance of Alpha Natural Resources, Inc.) (the “ANR Securities”)	$17,509,100.00
Contingent Absolute Return Autocallable Optimization Securities due March 6, 2013 (Linked to the performance of The Boeing Company) (the “BA Securities”)	$2,189,200.00
Contingent Absolute Return Autocallable Optimization Securities due March 6, 2013 (Linked to the performance of The Hartford Financial Services Group, Inc.) (the “HIG Securities”)	$12,150,260.00
Contingent Absolute Return Autocallable Optimization Securities due March 6, 2013 (Linked to the performance of International Paper Company) (the “IP Securities”)	$5,309,290.00
Contingent Absolute Return Autocallable Optimization Securities due March 6, 2013 (Linked to the performance of Wells Fargo & Company) (the “WFC Securities”)	$4,980,800.00

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

February 29, 2012

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”), of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006, (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration

Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated January 11, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Prospectus Supplement dated January 11, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated January 11, 2012 relating to the Trigger Yield Optimization Notes, the Prospectus Supplement dated January 11, 2012 relating to the Trigger Yield Optimization Notes, the Final Terms Supplement dated February 24, 2012 relating to the ANR TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2012 relating to the CAT Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2012 relating to the CCL Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2012 relating to the FCX1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2012 relating to the FCX2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2012 relating to the GE Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2012 relating to the GLW1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2012 relating to the GLW2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2012 relating to the HAL Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2012 relating to the MGM1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2012 relating to the MGM2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2012 relating to the MOS1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2012 relating to the MOS2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2012 relating to the MS TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2012 relating to the ANR1 TYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2012 relating to the ANR2 TYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2012 relating to the BTU1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2012 relating to the BTU2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2012 relating to the GGB Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2012 relating to the HPQ1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 24, 2012 relating to the HPQ2 Securities (as defined in Annex A hereto) and the Final Terms Supplement dated February 24, 2012 relating to the MS TYON Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated February 29, 2012 representing the ANR TPAOS Securities, (d) the Global Security dated February 29, 2012 representing the CAT Securities, (e) the Global Security dated February 29, 2012 representing the CCL Securities, (f) the Global Security dated February 29, 2012 representing the FCX1 Securities, (g) the Global Security dated February 29, 2012 representing the FCX2 Securities, (h) the Global Security dated February 29, 2012 representing the GE Securities, (i) the Global Security dated February 29, 2012 representing the GLW1 Securities, (j) the Global Security dated February 29, 2012 representing the GLW2 Securities, (k) the Global Security dated February 29, 2012 representing the HAL Securities, (l) the Global Security dated February 29, 2012 representing the MGM1 Securities, (m) the Global Security dated February 29, 2012 representing the MGM2 Securities, (n) the Global Security dated February 29, 2012 representing the MOS1 Securities, (o) the Global Security dated February 29, 2012 representing the MOS2 Securities, (p) the Global Security dated February 29, 2012 representing the MS TPAOS Securities, (q) the Global Security dated February 29, 2012 representing the ANR1 TYON Securities, (r) the Global Security dated February 29, 2012 representing the ANR2 TYON Securities, (s) the Global Security dated February 29, 2012 representing the BTU1 Securities, (t) the Global Security dated February 29, 2012 representing the BTU2 Securities, (u) the Global Security dated February 29, 2012 representing the GGB Securities, (v) the Global Security dated February 29, 2012 representing the HPQ1 Securities, (w) the Global Security dated February 29, 2012 representing the HPQ2 Securities, (x) the Global Security dated February 29, 2012 representing the MS TYON Securities, (y) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (z) the Officers’ Certificate dated January 27, 2009, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (z) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

September 30,
Title of Securities	Aggregate Principal Amount
Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Alpha Natural Resources Inc.) (the “ANR TPAOS Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Caterpillar Inc.) (the “CAT Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Carnival Corporation) (the “CCL Securities”)	$400,000.00
Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.) (the “FCX1 Securities”)	$135,000.00
Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.) (the “FCX2 Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of General Electric Company) (the “GE Securities”)	$125,000.00
Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Corning Incorporated) (the “GLW1 Securities”)	$200,000.00
Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Corning Incorporated) (the “GLW2 Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Halliburton Company) (the “HAL Securities”)	$200,000.00
Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of MGM Resorts International) (the “MGM1 Securities”)	$135,000.00
Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of MGM Resorts International) (the “MGM2 Securities”)	$245,000.00
Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of The Mosaic Company) (the “MOS1 Securities”)	$330,000.00
Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of The Mosaic Company) (the “MOS2 Securities”)	$155,000.00

September 30,
Title of Securities	Aggregate Principal Amount
Trigger Phoenix Autocallable Optimization Securities due March 4, 2013 (Linked to the performance of the common stock of Morgan Stanley) (the “MS TPAOS Securities”)	$130,000.00
Trigger Yield Optimization Notes due August 29, 2012 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.) (the “ANR1 TYON Securities”)	$99,988.02
Trigger Yield Optimization Notes due February 28, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.) (the “ANR2 TYON Securities”)	$99,947.10
Trigger Yield Optimization Notes due February 28, 2013 (Linked to the performance of the common stock of Peabody Energy Corporation) (the “BTU1 Securities”)	$106,919.19
Trigger Yield Optimization Notes due February 28, 2013 (Linked to the performance of the common stock of Peabody Energy Corporation) (the “BTU2 Securities”)	$131,768.91
Trigger Yield Optimization Notes due February 21, 2013 (Linked to the performance of the American depositary shares of Gerdau S.A.) (the “GGB Securities”)	$99,994.32
Trigger Yield Optimization Notes due August 29, 2012 (Linked to the performance of the common stock of Hewlett-Packard Company) (the “HPQ1 Securities”)	$99,953.28
Trigger Yield Optimization Notes due August 29, 2012 (Linked to the performance of the common stock of Hewlett-Packard Company) (the “HPQ2 Securities”)	$1,724,673.60
Trigger Yield Optimization Notes due February 28, 2013 (Linked to the performance of the common stock of Morgan Stanley) (the “MS TYON Securities”)	$249,947.82

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Executive Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Director

Date: 29 February 2012